Anghami Inc.

16th Floor, Al-Khatem Tower, WeWork Hub71

Abu Dhabi Global Market Square, Al Maryah Island

Abu Dhabi, United Arab Emirates

June 7, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino and Joshua Shainess

Re:	Anghami Inc.
Amendment No. 2 to Registration Statement on Form F-1
Filed May 18, 2022
File No. 333-262719

Ladies and Gentlemen:

Anghami Inc. (the “Company”) hereby submits via EDGAR this letter in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated June 1, 2022 (the “Comment Letter”) with respect to the above referenced Registration Statement on Form F-1 filed with the Commission on May 18, 2022. In connection with this letter responding to the Staff’s comments, the Company is filing the accompanying Amendment No. 3 to the Registration Statement on Form F-1 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received from the Staff in its Comment Letter.

The Staff’s comments as reflected in the Comment Letter are reproduced in bold type in this letter, and the corresponding response of the Company is shown below the comment. All references to pages in the Company’s response are to the pages in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form F-1

Cover Page

1. We note your response to prior comment 2. Please disclose on the cover page that any sales of the shares being registered pursuant to this registration statement could have a significant negative impact on the public trading price of Anghami’s ordinary shares. Additionally, highlight that even though the current trading price is significantly below the SPAC IPO price, certain of the selling securityholders acquired their shares at an even lower price and therefore have an incentive to sell.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that the Company has revised the cover page as requested.

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Please do not hesitate to contact our counsel, Blake Redwine of Norton Rose Fulbright US LLP, by telephone at (214) 855-7425 with any questions or comments regarding this correspondence.

Very Truly Yours

By:	/s/ Edgard Maroun
Name:	Edgard Maroun
Title:	Chief Executive Officer of Anghami Inc.

cc:	Blake Redwine, Esq., Norton Rose Fulbright US LLP

Ayse Yuksel Mahfoud, Esq., Norton Rose Fulbright US LLP